Exhibit 99.1

Nuvini Appoints Rodrigo Natale as Chief Financial Officer

Appointment effective July 20th, 2026, completing the CFO search opened in February 2026; Mr. Natale has been a shareholder in the Company since 2020

NEW YORK, July 15, 2026 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a serial acquirer and operator of profitable B2B software companies in the Americas, today announced the appointment of Rodrigo Natale as Chief Financial Officer, effective July 15, 2026. The appointment completes a CFO search the Company initiated in February 2026 and adds dedicated senior financial oversight and governance to a Company that operates a portfolio of seven B2B SaaS businesses serving more than 22,400 customers.

Key facts of the appointment:

●	Role: Chief Financial Officer, effective July 20, 2026. Mr. Natale will report to the Chief Executive Officer.

●	Relationship to the Company: Mr. Natale has been a shareholder in the Company since 2020, reflecting a long-standing relationship with, and alignment with the interests of, Nuvini and its shareholders.

●	Context: Completes the CFO search opened in February 2026 following the resignation of Roberto Otero; the Company’s financial functions were overseen in the interim by Chief Executive Officer Pierre Schurmann and Chief Operating Officer Gustavo Usero.

●	Mandate: Financial reporting, planning and controls, treasury, and corporate governance.

Mr. Natale brings nearly three decades of corporate finance and financial leadership experience across multinational and Brazilian companies. Since 2020, he has served as Chief Financial Officer (with responsibility for investor relations) and as a board member of Experience Club and Experience House, a São Paulo-based executive business platform, and since 2017 as Executive Finance Director and board member of Grupo Fortymil | Plastimil. Previously, he was Finance Director and Chief Financial Officer for South America at Gerresheimer, a global manufacturer of specialty packaging for the pharmaceutical and healthcare industry; Chief Financial Officer of FNAC Brazil, reporting to the Brazil CEO and to the corporate CFO and investor relations function of FNAC S.A. in France; and Chief Financial Officer of São Paulo retail and wholesale groups Roldão Atacadista and Grupo MGB. His experience spans controllership, financial planning and analysis, accounting under IFRS. Mr. Natale holds a degree in business administration from Fundação Armando Alvares Penteado (FAAP) and completed a post-graduate program at FIA/USP in São Paulo.

“Rodrigo has known Nuvini as a shareholder since 2020, and we are pleased to welcome him as Chief Financial Officer,” said Pierre Schurmann, Chief Executive Officer of Nuvini. “He brings a finance background suited to our reporting, planning, and treasury needs, and a long familiarity with our business. Adding a dedicated Chief Financial Officer strengthens our financial oversight and governance, and we look forward to his contributions as we execute our strategy.”

“I am honored to join Nuvini as Chief Financial Officer,” said Rodrigo Natale. “I look forward to supporting Nuvini’s financial reporting, controls, and treasury functions and to working alongside Pierre, Gustavo, and the team.”

The Company’s financial functions had been overseen by Mr. Schurmann and Mr. Usero since February 2026, ensuring continuity during the search. With Mr. Natale’s appointment, the Company adds a dedicated Chief Financial Officer to its leadership team.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading serial acquirer of B2B software as a service (SaaS) companies. The Company focuses on acquiring profitable SaaS businesses with strong recurring revenue and cash flow generation. Nuvini’s portfolio includes seven companies — Datahub, Effecti, Leadlovers, Ipe Digital (ssOtica), ONCLICK, Mercos, and Munddi — serving over 22,400 customers. For fiscal year 2024, the Company reported R$193 million in net revenue, 62.1% gross margins, and 26.4% EBITDA margins. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “will,” “may,” “look forward,” “strategy,” and similar expressions. These statements include, but are not limited to, statements regarding the expected contributions of Mr. Natale to the Company’s finance function and the Company’s execution of its strategic plan. Forward-looking statements are based on the current expectations and beliefs of management and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those described, including risks related to leadership transitions, the integration of new executives, and the other risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its most recent Annual Report on Form 20-F and its reports on Form 6-K. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Investor Relations Contact

Sofia Toledo ir@nuvini.ai